Exhibit 3.1

AMENDMENT TO BY-LAWS

OF

FG NEXUS INC.,

a Nevada corporation

This AMENDMENT TO BY-LAWS (the “Amendment”) of FG NEXUS INC., a Nevada corporation (the “Corporation”), is effective as of February 24, 2026 (the “Amendment Effective Date”).

WHEREAS, Article VII, Section 11 of the By-Laws of the Corporation in effect immediately prior to the Amendment Effective Date (the “Current By-Laws”) provides, in relevant part, that the Current By-laws may be altered or amended by a vote of the Board of Directors of the Corporation (the “Board”); and

WHEREAS, the Board desires to amend the Current By-Laws as set forth in this Amendment, effective as of the Effective Date.

NOW, THEREFORE, the Current By-Laws are hereby amended as follows, effective as of the Amendment Effective Date.

1.	Amendment to By-Laws. Article I, Section 6 of the Current By-Laws (as so amended, the “By-Laws”) is hereby deleted in its entirety and replaced with the following:

SECTION 6. QUORUM. Except as otherwise provided by applicable law, the Corporation’s Amended and Restated Certificate of Incorporation, as the same may be amended or restated from time to time, or these By-Laws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing one-third (1/3) of the voting power, which includes the voting power that is present in person or by proxy, regardless of whether the proxy has authority to vote on any matter, shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing one-third (1/3) of the voting power of the class or series that is present in person or by proxy, regardless of whether the proxy has authority to vote on any matter, constitutes a quorum of such class or series for the transaction of such business.

2.	Effect on By-Laws. The terms of this Amendment shall modify and amend the terms of the Current By-Laws to the extent expressly modified and amended herein, but every other term and condition contained in the Current By-Laws is hereby ratified, affirmed, and remains in full force and effect and shall remain unchanged unless expressly amended or modified hereby or by another written instrument entered into in accordance with the terms of the By-Laws.

3.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Nevada, without giving effect to any conflict of laws principles that would result in the application of the laws of any jurisdiction other than the State of Nevada.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to By-Laws to be executed by its duly authorized representative as of the Amendment Effective Date.

CORPORATION:

FG NEXUS INC.

By:	/s/ D. Kyle Cerminara
Name:	D. Kyle Cerminara
Title:	Chief Executive Officer